As filed with the Securities and Exchange Commission on August 13, 2002.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. 2)

TEMPLETON CHINA WORLD FUND, INC.
(Name of Subject Company (issuer))

TEMPLETON CHINA WORLD FUND, INC.
(Name of Filing Person (offeror))

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

88018X102
(CUSIP Number of Class of Securities)

Barbara J. Green, Esq.
Templeton China World Fund, Inc.
Broward Financial Centre
500 E. Broward Blvd., Suite 2100
Ft. Lauderdale, FL 33394-3091
Tel: (954) 527-7500
Fax: (954) 847-2288

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person(s) Filing Statement)

With copies to:

John F. Della Grotta, Esq.	Bruce G. Leto, Esq.

Paul, Hastings, Janofsky & Walker LLP	Stradley, Ronon, Stevens & Young, LLP

695 Town Center Drive, 17th Floor	2600 One Commerce Square

Costa Mesa, California 92626-1924	Philadelphia, PA 19103-7098

Tel: (714) 668-6200	Tel: (215) 564-8000

Fax: (714) 979-1921	Fax: (215) 564-8120

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$18,396,584 (a)	$1693 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,808,907 shares in the offer, based upon a price of $10.17 (90% of the net asset value per share of $11.30 on July 2, 2002).

(b)	Calculated at $92 per $1,000,000 of the Transaction Value.

Item 12. Exhibits
SIGNATURE
EXHIBIT (a)(5)(ii)

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,693

Form or Registration No.:	Schedule TO

Filing Party:	Templeton China World Fund, Inc.

Date Filed:	July 9, 2002

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

third party tender offer subject to Rule 14d-1

going-private transaction subject to Rule 13e-3

issuer tender offer subject to Rule 13e-4

amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

         This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 13, 2002 by Templeton China World Fund, Inc., a Maryland corporation (the “Fund”), relating to an offer to purchase for cash up to 1,808,907 shares of its issued and outstanding common stock, par value $0.01 per share, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits

The following material is hereby filed as an additional exhibit to the Fund’s Schedule TO

Exhibit No.	Description

(a)(5)(ii)	Text of press release dated and issued on August 13, 2002.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEMPLETON CHINA WORLD FUND, INC.

	By:	/s/ BARBARA J. GREEN

		Name:	Barbara J. Green, Esq.

		Title:	Vice President and Secretary

Dated: August 13, 2002